December 29, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 25, 2014 File No. 1-33614

Ladies and Gentlemen:

We received a comment letter dated December 12, 2014 from the staff of the Division of Corporate Finance at the Securities and Exchange Commission relating to our referenced Form 10-K. The letter asks us to amend our filing, provide the information you requested, or advise the Staff when we will provide the requested response. We plan to provide the information you requested before February 15, 2015. Preparing an effective and thorough response to your inquiries, which we desire and intend to do, will require a considerable effort. But we must also work diligently this time of year to effectively and timely complete our year-end 2014 reporting activities.

Should you or your Staff have any questions or concerns, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary